Exhibit 99.1

Report of Voting Results

Aptose Biosciences Inc.

In accordance with Section 11.3 of National Instrument 51-102, the following describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders of Aptose Biosciences Inc. (the “Corporation”) held on June 10, 2015 in Toronto, Ontario.

  By a resolution passed by a majority of the votes cast by a show of hands, each of the following directors were elected to hold office until the next annual meeting of shareholders or until such director resigns or a successor is elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Dr. Denis Burger	6,722,993	99.50	33,879	0.50
Dr. Erich Platzer	6,725,553	99.54	31,319	0.46
Dr. William G. Rice	6,708,631	99.29	48,241	0.71
Dr. Bradley Thompson	6,708,753	99.29	48,119	0.71
Dr. Mark D. Vincent	6,710,524	99.31	46,349	0.69
Warren Whitehead	6,724,031	99.51	32,841	0.49

  By a resolution passed by a majority of the votes cast by a show of hands (of which approximately 99.05% of the votes represented by proxy voted in favour and approximately 0.95% of the votes represented by proxy withheld from voting), KPMG LLP was re-appointed as auditor of the Corporation to hold office until the next annual meeting or until its successor is appointed, and the directors were authorized to fix its remuneration.

  By a majority of the votes cast by a show of hands (of which approximately 97.45% of the votes represented by proxy voted in favour and approximately 2.55% of the votes represented by proxy voted against), the resolutions contained on page 12 of the Corporation’s Management Information Circular were passed relating to the approval of all unallocated options under the share option plan of the Corporation.

  By a majority of the votes cast by a show of hands (of which approximately 97.46% of the votes represented by proxy voted in favour and approximately 2.54% of the votes represented by proxy voted against), the resolutions contained on page 13 of the Corporation’s Management Information Circular were passed relating to the ratification and confirmation of certain grants of options under the share option plan of the Corporation.

  By a majority of the votes cast by a show of hands (of which approximately 97.47% of the votes represented by proxy voted in favour and approximately 2.53% of the votes represented by proxy voted against), the resolutions contained on page 14 of the Corporation’s Management Information Circular were passed relating to the approval of amendments to the share option plan of the Corporation to increase the maximum number of common shares of the Corporation reserved for issuance under all the security based compensation plans of the Corporation to 17.5%.

  By a majority of the votes cast by a show of hands (of which approximately 97.40% of the votes represented by proxy voted in favour and approximately 2.60% of the votes represented by proxy voted against), the resolutions contained on page 17 of the Corporation’s Management Information Circular were passed relating to the adoption of the Corporation’s stock incentive plan.

  By a majority of the votes cast by a show of hands (of which approximately 98.90% of the votes represented by proxy voted in favour and approximately 1.10% of the votes represented by proxy voted against), the resolutions contained on page 17 of the Corporation’s Management Information Circular were passed relating to the approval of an amendment to the Corporation’s By-Laws to increase the quorum for a meeting of shareholders and to eliminate the casting vote previously granted to the chair of a meeting of the board of directors.

  By a majority of the votes cast by a show of hands (of which approximately 99.35% of the votes represented by proxy voted in favour and approximately 0.65% of the votes represented by proxy voted against), the resolutions contained on page 19 of the Corporation’s Management Information Circular were passed relating to the approval of an advance notice by-law of the Corporation relating to the advance notice of director nominations.

  By a majority of the votes cast by a show of hands (of which approximately 99.21% of the votes represented by proxy voted in favour and approximately 0.79% of the votes represented by proxy voted against), the resolutions contained on page 19 of the Corporation’s Management Information Circular were passed relating to the approval of an amendment to the Articles of the Corporation to expand the places where meetings of the shareholders may be held to include certain cities in the United States and Europe.

In total, approximately 64.07% of the issued and outstanding shares were represented in person or by proxy at the meeting.

Yours very truly,

/s/ Gregory Chow

Gregory Chow

Chief Financial Officer